Exhibit 99.1

Annual & Special Meeting of Holders of
Common Shares of Kinross Gold Corporation (the “Issuer”)
May 6, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following nine nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the nine nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

JOHN A. BROUGH	For	642,225,608	97.40	56.03
	Withheld	17,136,667	2.60	1.49
	Non Votes	78,478,083		6.85
	Spoiled	0		0

JOHN K. CARRINGTON	For	650,270,265	98.62	56.73
	Withheld	9,092,010	1.38	0.79
	Non Votes	78,478,083		6.85
	Spoiled	0		0

JOHN M.H. HUXLEY	For	642,773,642	97.48	56.07
	Withheld	16,588,633	2.52	1.45
	Non Votes	78,478,083		6.85
	Spoiled	0		0

AVE G. LETHBRIDGE	For	652,907,481	99.02	56.96
	Withheld	6,454,794	0.98	0.56
	Non Votes	78,478,083		6.85
	Spoiled	0		0

CATHERINE MCLEOD-SELTZER	For	640,780,494	97.18	55.90
	Withheld	18,580,281	2.82	1.62
	Non Votes	78,478,583		6.85
	Spoiled	0		0

JOHN E. OLIVER	For	638,004,438	96.76	55.66
	Withheld	21,357,837	3.24	1.86
	Non Votes	78,478,083		6.85
	Spoiled	0		0

May 6, 2015

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

KELLY J. OSBORNE	For	653,101,202	99.05	56.97
	Withheld	6,261,073	0.95	0.55
	Non Votes	78,478,083		6.85
	Spoiled	0		0

UNA M. POWER	For	651,671,222	98.83	56.85
	Withheld	7,690,553	1.17	0.67
	Non Votes	78,478,583		6.85
	Spoiled	0		0

J. PAUL ROLLINSON	For	650,105,380	98.60	56.71
	Withheld	9,256,895	1.40	0.81
	Non Votes	78,478,083		6.85
	Spoiled	0		0

Item 2:  Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	731,801,157	99.18	63.85
Against	0
Non Votes	0
Withheld	6,039,201	0.82	0.52

Item 3:   Executive Compensation

On a vote by a show of hands, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	620,509,776	94.11	54.14
Against	38,852,500	5.89	3.38
Non Votes	78,478,082		6.85
Spoiled	0		0

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May 6, 2015

Item 4: Reconfirmation of the Shareholder Rights Plan

On a vote by a show of hands, the Shareholders reconfirmed the Shareholder Rights Plan. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	637,108,726	96.62	55.58
Against	22,253,552	3.38	1.94
Non Votes	78,478,080		6.85
Spoiled	0		0

Item 5: Amendments to the Articles of the Company

On a vote by a show of hands, the Shareholders approved amendments to the Articles of the Company. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	655,476,591	99.41	57.18
Against	3,885,685	0.59	0.34
Non Votes	78,478,082		6.85
Spoiled	0		0

Item 6: Amendments to the By-laws of the Company

On a vote by a show of hands, the Shareholders ratified various amendments to the By-laws of the Company. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	647,203,739	98.16	56.46
Against	12,158,538	1.84	1.06
Non Votes	78,478,081		6.85
Spoiled	0		0

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley

Shelley M. Riley
Vice President, Office Services and
Corporate Secretary

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